Exhibit 2

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

MATERIAL FACT

Cancellation of the Shareholder Compensation Policy

Oi S.A. (“Oi” or the “Company” – Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), in accordance with article 157, paragraph 4 of Law No. 6,404/76 and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) Instruction No. 358/02, informs its shareholders and the market that the Board of Directors has approved the cancellation of the Shareholder Compensation policy for the fiscal years 2013-2016, that was previously disclosed in the Material Fact dated August 13, 2013, therefore remaining subject only to the provisions of Law No. 6,404/76 and the Company’s by-laws.

Rio de Janeiro, January 29, 2015.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive Officer,

Chief Financial Officer and Investor Relations Officer